

H Matthew Chambers

CEO/Chairman of the Board at Curtiss Motorcycle Company, Inc.

Birmingham, Alabama

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Curtiss Motorcycle Co.

 Louisiana State University

 See contact info

 500+ connections

Experienced Chief Executive Officer with a demonstrated history of working in the automotive industry. Skilled in Motorcycle Industry, Negotiation, Business Planning, Sales, and Powersports. Strong business development professional with a Juris Doctor (J.D.) focused in Law from Louisiana State Un...

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Experience

CEO/Chairman of the Board

Curtiss Motorcycle Co.

Apr 1992 – Present · 26 yrs 8 mos
Birmingham, Alabama Area

 **Curtiss Motorcycles**

Attorney

H. Matthew Chambers, APLC

1978 – Feb 1991 · 13 yrs
Baton Rouge, Louisiana Area

Education

 **Louisiana State University**

Juris Doctor (J.D.), Law

1975 – 1978

 **Louisiana State University**

Bachelor's Degree, Business Administration and Management, General

1972 – 1975

Skills & Endorsements

Marketing Strategy · 24

 Endorsed by **John Thorp, who is highly skilled at this**

Sales Management · 19

Jim Smith LION and 18 connections have given endorsements for this skill

Sales · 16

Tammy B. R. and 15 connections have given endorsements for this skill

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